31 May 2002
Number: 34/02

BHP BILLITON SETTLES 2002 IRON ORE PRICES

BHP Billiton today announced it had reached agreement with both
Nippon Steel Corporation and Kawasaki Steel Corporation for the prices of Mt Newman iron ore for the year commencing 1 April 2002.

The agreed prices are as follows:

Mt Newman Fines 28.28 US cents per dry long ton unit; a decrease of
2.4 per cent.

Mt Newman Lump 36.13 US cents per dry long ton unit; a decrease of
5.0 per cent.

Discussions are continuing on tonnage allocations, however BHP Billiton expects to maintain its position as one of Australia's leading exporters to Japan.

President BHP Billiton Carbon Steel Materials Bob Kirkby said the agreed prices fairly represented the current state of the global iron ore and steel industries.

Negotiations are continuing with other customers.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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